SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35520; File No. 812-15706

FS Credit Opportunities Corp., et al.

April 3, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities. The requested order includes streamlined terms and conditions as compared to past comparable orders.

Applicants: FS Credit Opportunities Corp., PA Senior Credit Opportunities Fund, L.P., FS Senior Credit Fund II, L.P., FS Global Advisor, LLC, FS Credit Income Fund, FS Credit Income Advisor, LLC, FS Specialty Lending Fund, FS/EIG ADVISOR, LLC, FS Tactical Opportunities (LOI) Splitter, L.P., FS Tactical Opportunities (SI) Splitter, L.P., FS Tactical Opportunities (LOI) Splitter II, L.P., FS Tactical Opportunities (SI) Splitter II, L.P. and FS Tactical Advisor, LLC.

Filing Dates: The application was filed on February 21, 2025, and amended on March 20, 2025, and April 3, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on April 28, 2025, and should be accompanied by

proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request,

and the issues contested. Persons who wish to be notified of a hearing may request notification by

e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Stephen S. Sypherd,

General Counsel, FS Global Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania

19112; Julien Bourgeois, Dechert LLP, 1900 K Street NW, Washington, DC 20006; William

Bielefeld, Dechert LLP, 1900 K Street NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Kieran G.

Brown, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825

(Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' third amended application, dated April 3, 2025, which may

be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.